UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

YOUTHSTREAM MEDIA NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

987819109

(CUSIP Number)

Jess M. Ravich, 11766 Wilshire Boulevard, Suite 870, Los Angeles, California 90025

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987819109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich, Tia Palermo, and the Ravich Revocable Trust of 1989

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jess M. Ravich and Tia Palermo are citizens of the United States. The Ravich Revocable Trust of 1989 is a California revocable trust.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,393,332
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,393,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,393,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.02%

14.	Type of Reporting Person (See Instructions) IN, OO

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, $0.01 par value of YouthStream Media Networks, Inc. (the “Issuer”).  The principal executive office of the Issuer is: 244 Madison Avenue, PMB #358, New York, NY 10016.

Item 2. Identity and Background

This Statement is being filed by the following persons: Jess M. Ravich, Tia Palermo and the Ravich Revocable Trust of 1989 (each, a “Reporting Person”, and collectively, the “Reporting Persons”). The business address of the Reporting Persons is c/o Libra Securities, LLC, 11776 Wilshire Boulevard, Suite 870, Los Angeles, CA 90025.

The present principal occupation of Jess M. Ravich is President and Chief Executive Officer of Libra Securities, LLC (“Libra”). Libra is an NASD registered broker-dealer specializing in the sales, trading and placement of debt securities. Libra’s address is 11766 Wilshire Boulevard, Suite 870, Los Angeles, CA 90025.

None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jess M. Ravich and Tia Palermo are citizens of the United States. The Ravich Revocable Trust of 1989 (the “Ravich Revocable Trust”) is a California revocable trust.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 2,393,332 shares of the Issuer’s Common Stock, comprised of 1,860,000 shares of Common Stock (the “Shares”), two warrants to purchase an aggregate of 500,000 shares of Common Stock, exercisable at a price of $0.11 per share as to 400,000 shares and at a price of $0.16 per share as to 100,000 shares (each, a “Warrant” and collectively, the “Warrants”) both expiring on August 31, 2008 and an option (the “Option”) to purchase 200,000 shares of Common Stock, with an exercise price of $0.12 per share, which vests in equal monthly installments over 12 months and expires on June 26, 2013.  As of the date of this report, only 33,332 shares of Common Stock are issuable upon exercise of the Option within the next 60 days, and only those shares are reported as beneficially owned by the Reporting Persons.

1,100,000 of the Shares were acquired in open market purchases from September 2000 through March 2002 using the Reporting Persons’ existing personal funds. The remaining 760,000 Shares were acquired pursuant to a Restructuring Agreement dated January 20, 2003, as amended, by and among the Issuer, the Ravich Revocable Trust and certain other holders of the Issuer’s indebtedness (the “Restructuring Agreement”). Pursuant to the Restructuring Agreement, the Ravich Revocable Trust surrendered to the Issuer for cancellation $12,000,000 aggregate principal amount of the Issuer’s 11.0% Subordinated Notes due 2004 in exchange for (i) 760,000 shares of Common Stock, (ii) 1,000,000 shares of nonconvertible preferred stock, (iii) a $3,000,000 promissory note, and (iv) $1,500,000 in cash.

The Warrant to acquire 400,000 shares was issued to the Ravich Revocable Trust as of August 13, 2003, as partial consideration for a loan made to a subsidiary of the Issuer in the aggregate principal amount of $100,000. The Warrant to acquire 100,000 shares was issued to the Ravich Revocable Trust as of August 28, 2003, as partial consideration for a loan made to the Issuer in the aggregate principal amount of $25,000. The Reporting Persons used existing personal funds to effect these transactions.

The Option was issued to Jess M. Ravich under the Issuer’s 2000 Stock Option Plan in connection with his election to the Issuer’s board of directors (the “Board”).

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares, Warrants and Option for investment.  Except as described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

On June 26, 2006, the Board increased its size from five to six and elected Jess M. Ravich as a Class III director to fill the newly-created vacancy. At this time, the Board has not determined if Mr. Ravich will be appointed to any Board committees.

Item 5. Interest in Securities of the Issuer

The Reporting Persons collectively beneficially own 2,393,332 shares of the Issuer’s Common Stock comprising 6.02% of the Issuer’s outstanding Common Stock.

The Shares and Warrants are owned of record by the Ravich Revocable Trust, of which Jess M. Ravich and Tia Palermo are co-trustees. Jess M. Ravich and Tia Palermo, share the right to vote, direct the vote, dispose of and direct the disposition of the Shares and the Warrants. The Option is owned of record by Jess M. Ravich, who has the sole power to vote, direct the vote, dispose of and direct the disposition of the Option.

On June 26, 2006, the Issuer issued Jess M. Ravich the Option to purchase 200,000 shares of the Issuer’s Common Stock. The Option was issued pursuant to the Issuer’s 2000 Stock Option Plan in connection with Mr. Ravich’s election to the Board. The Option has an exercise price of $0.12 per share, vests in equal monthly installments over 12 months commencing on June 26, 2006 and expires on June 26, 2013.

No person other than the Reporting Persons has rights with respect to the economic or voting interests associated with the Warrants, the Shares or the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 13, 2003, the Issuer issued a Warrant to the Ravich Revocable Trust to acquire 400,000 shares of the Issuer’s Common Stock at an exercise price of $0.11 per share. The Warrant is represented by a Warrant Certificate, which sets forth the respective rights and duties of the parties. Additionally, on August 13, 2003, the Issuer and the Ravich Revocable Trust, entered into a Warrant Holder Rights Agreement, which grants the Ravich Revocable Trust certain “piggy-back” registration rights with respect to the shares issuable under the Warrant.

On August 28, 2003, the Issuer issued another Warrant to the Ravich Revocable Trust to acquire 100,000 shares of the Issuer’s Common Stock at an exercise price of $0.16 per share. The Warrant is represented by a Warrant Certificate, which sets forth the respective rights and duties of the parties. Additionally, on August 28, 2003, the Issuer and the Ravich Revocable Trust, entered into a Warrant Holder Rights Agreement, which grants the Ravich Revocable Trust certain “piggy-back” registration rights with respect to the shares issuable under the Warrant.

On June 26, 2006, the Issuer issued Jess M. Ravich the Option to purchase 200,000 shares of the Issuer’s Common Stock. The Option was issued pursuant to the Issuer’s 2000 Stock Option Plan, which sets forth the respective rights and duties of the parties, in connection with Mr. Ravich’s election to the Board. The Option has an exercise price of $0.12 per share, vests in equal monthly installments over 12 months commencing on June 26, 2006 and expires on June 26, 2013.

Item 7. Material to Be Filed as Exhibits

Attached hereto as Exhibit 1 is the Joint Filing Agreement of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2006

Ravich Revocable Trust of 1989

By:	/s/ Jess M. Ravich
Jess M. Ravich, Co-Trustee

By:	/s/ Tia Palermo
Tia Palermo, Co-Trustee

/s/ Jess M. Ravich
Jess. M. Ravich, an individual

/s/ Tia Palermo
Tia Palermo, an individual